UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ECOLOGIC TRANSPORTATION, INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

27888B 105
(CUSIP Number)

copy to:

Macdonald Tuskey
c/o William Macdonald
1210 – 777 Hornby Street
Vancouver, British Columbia V6Z 1S4
(604) 689-1022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	27888B 105
NAMES OF REPORTING PERSON:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
1.
William N. Plamondon III

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

2.	(a) [ ]
(b) [ ]

SEC USE ONLY:
3.

SOURCE OF FUNDS (SEE INSTRUCTION):
4.
SC

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.
[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
United States of America

SOLE VOTING POWER:
7.
NUMBER OF	4,059,750 Common shares
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8.
OWNED BY EACH	n/a
REPORTING	SOLE DISPOSITIVE POWER:
PERSON WITH	9.
4,059,750 Common shares
SHARED DISPOSITIVE POWER:
10.
n/a

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
4,059,750 Common shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
17.7%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
IN

Item 1.	Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Ecologic Transportation, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1333 Ocean Avenue, Suite D, Santa Monica, California 90401.

Item 2.	Identity and Background

(a)	William N. Plamondon III

(b)	4240 Galt Ocean Dr., Suite 404, Fort Lauderdale, FL 33308.

(c)	Mr. William N. Plamondon III is the President and Chief Executive Officer of Ecologic Transportation, Inc.

(d)	Mr. William N. Plamondon III has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) during the last five years.

(e)

Mr. William N. Plamondon III has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. William N. Plamondon III is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On July 2, 2009, Ecologic Transportation, Inc.’s wholly owned subsidiary Ecological Acquisition Corp. was merged into Ecologic Sciences, Inc. (formerly, Ecologic Transportation, Inc.) with Ecologic Sciences, Inc. (formerly, Ecologic Transportation, Inc.) being the sole surviving entity under the name “Ecologic Sciences, Inc.” and Ecologic Transportation, Inc. being the sole shareholder of the surviving entity. Mr. William N. Plamondon III acquired 4,059,750 shares of Ecologic Transportation, Inc.’s common stock in connection with the closing of the merger.

Item 4.	Purpose of Transaction

The purpose of the transaction described above was for investment purposes. Upon closing of the merger described above, Mr. William N. Plamondon III was appointed President, Chief Executive Officer and a Director of Ecologic Transportation, Inc.

Depending on market conditions and other factors, Mr. William N. Plamondon III may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. William N. Plamondon III also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. William N. Plamondon III does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of July 2, 2009, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. William N. Plamondon III was 4,059,750 or 17.7%.

(b)	Mr. William N. Plamondon III has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,059,750 common shares of the Issuer.

(c)	Other than as described in Item 3 above, Mr. William N. Plamondon III has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2009
Dated

/s/ William N. Plamondon III
Signature

William N. Plamondon III
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).